EXHIBIT (a)(5)

         [Letterhead of KCSA Public Relations Worldwide]

FOR:      AMREP CORPORATION
          641 Lexington Avenue
          New York, NY 10022

CONTACT:  Mohan Vachani
          Senior Vice President and
          Chief Financial Officer
          (212) 705-4700
          (212) 705-4740 (fax)

KCSA      Joseph A. Mansi
CONTACT:  (212) 896-1205 (phone)
          (212) 697-0910 (fax)
          jmansi@kcsa.com
          www.kcsa.com

                                        FOR IMMEDIATE RELEASE
                                        ---------------------


   AMREP CORPORATION ANNOUNCES "DUTCH AUCTION" SELF-TENDER OFFER
                TO REPURCHASE UP TO 725,000 SHARES


New York, NY -- May 2, 2000. AMREP Corporation (NYSE: AXR) announced today that its Board of Directors has approved the making of a "Dutch Auction" self-tender offer to purchase for cash up to 725,000 shares of its common stock, representing approximately 10% of the Company's outstanding shares. The offer is expected to begin on May 4, 2000 and, unless extended, to expire at 5:00 p.m., New York City time, on June 6, 2000. Details of the tender offer will be set forth in the Offer to Purchase, Letter of Transmittal and other related documents which will be sent to shareholders.

The Company is inviting shareholders to tender shares at a price between $5 1/4 and $7 per share. Based upon the number of shares tendered and the prices specified by the tendering shareholders, and subject to the terms of the offer, the Company will determine a single per share price within that price range that will allow the Company to purchase 725,000 shares or such lesser number of shares as are properly tendered. AMREP's common stock closed at $5 1/16 on the New York Stock Exchange on May 1, 2000.

Neither the Company nor its Board of Directors is making any recommendation as to whether holders of shares should tender. The Company has been informed by its directors and executive officers that none of them will tender shares.

Edward B. Cloues, II, Chairman of the Board, said, "We regard the repurchase of our shares as an attractive investment, and it is consistent with our long term goal of increasing shareholder value. Even after the repurchase, AMREP expects to have sufficient cash flow and access to other sources of capital to fund its businesses."

D.F. King & Co., Inc. will act as Information Agent for the offer.

AMREP's subsidiary AMREP Southwest Inc. is a leading developer of real estate in New Mexico, and its Kable News Company, Inc. subsidiary distributes magazines to wholesalers and provides subscription fulfillment and related services to publishers and others.

                              # # #

SHAREHOLDERS SHOULD READ THE OFFER TO PURCHASE AND THE OTHER TENDER OFFER MATERIALS THAT THE COMPANY WILL BE SENDING BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS CAN OBTAIN COPIES OF THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND THE OTHER TENDER OFFER MATERIALS FREE AT THE SEC'S WEB SITE, WWW.SEC.GOV, OR FROM THE COMPANY'S INFORMATION AGENT, D.F. KING & CO., INC., AT (212) 269-5550.

This release and prior releases are available on the KCSA Public Relations Worldwide website at www.kcsa.com.